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FORM 4                                               UNITED STATES                   OMB APPROVAL
Check this box if no longer subject        SECURITIES AND EXCHANGE COMMISSION    OMB Number:      3235-0287
to Section 16. Form 4 or Form 5                   Washington, DC 20549           Expires:  January 31, 2005
obligations may continue. See                                                    Estimated average burden
Instruction 1(b).                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP  hours per response:    0.5
(Print or Type Responses)
                        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                Section 17(a) of the Public Utility Holding Company Act of 1935
                                 or Section  30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*:

    Simoncic      John           S
      (Last)     (First)     (Middle)

    1971 Avenida Joaquin
          (Street)

    Encinitas      CA       92024
      (City)     (State)     (Zip)

2.  Issuer Name and Ticker or Trading Symbol:

    O.T.T.C. ONE TOUCH TOTAL COMMUNICATIONS

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary):

4.  Statement for Month/Year:


5.  If Amendment, Date of Original (Month/Year):


6.  Relationship of Reporting Person(s) to Issuer:
               (Check all applicable)

            ___Director     X  10% Owner
             X Officer (give title below)     ___Other (specify below)
               Treasurer

7.  Individual or Joint/Group Filing (Check Applicable Line):

    X  Form filed by One Reporting Person
    ___Form filed by More than One Reporting Person

                 Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security (Instr.3):

    One Touch Total Communications

2.  Transaction Date (Month/Day/Year):

    March 9, 2002

3.  Transaction Code (Instr. B):

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5):

    Amount                        (A) or (D)               Price

    10,000 Shares                     A                    .055

5.  Amount of Securities Beneficially Owned at End of Month (Instr.3 and 4):

    4,654,600

6.  Ownership Form Direct (D) or Indirect (I) (Instr. 4):

    D

7.  Nature of Indirect Beneficial Ownership (Instr. 4):

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more tan one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr.3):


2.  Conversion or Exercise Price of Derivative Security:

3.  Transaction Date (Month/Day/Year):

4.  Transaction Code (Instr. 8):

    Code     V

5.  Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5):

    (A)                (D)

6.  Date Exerciseable and Expiration Date (Month/Day/Year):

    Date Exercisable        Expiration Date

7.  Title and Amount of Underlying Securities (Instr. 3 and 4):

     Title                       Amount or Number of Shares

8.  Price of Derivative Security (Instr. 5):

9.  Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4):

10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4):

11. Nature of Indirect Beneficial Ownership (Instr. 4):

Explanation of Responses:



                                                 /s/ John S. Simoncic                April 10, 2002
                                                 John S. Simoncic                        Date
                                           **Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, on of which must be manually signed. If space is insufficient, see
Instruction 6 for procedure.

Potential Persons who are to respond to the collection of information in this form are not required to
Respond unless the form displays a currently valid OMB Number.
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